UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and PPSA sign equalization agreement for Jubarte pre-salt

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Rio de Janeiro, October 20, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the announcement made on July 23, 2025, informs that it has signed the Expenses and Volumes Equalization Agreement (AEGV) with PPSA (Pré-Sal Petróleo S.A.), resulting from the Production Individualization Agreement (AIP) for the Jubarte Pre-Salt Shared Reservoir.

The amount owed by Petrobras to PPSA is R$ 1.54 billion, which will be paid in a single installment by the end of October. Of this total, R$ 1.47 billion had already been provisioned in the financial statements for 2Q25, as disclosed in explanatory note 17.4 regarding Production Individualization Agreements.

The negotiation process for equalization between Petrobras (Jubarte Field) and the partners in the Argonauta Field – Shell Brasil Petróleo Ltda., Enauta Petróleo e Gás Ltda. (Brava), and ONGC Campos Ltda. – is ongoing and will be disclosed to the market upon its conclusion.

As disclosed on July 23, 2025, the approval of the AIP for the Jubarte Pre-Salt by Brazil’s National Agency of Petroleum, Natural Gas, and Biofuels (ANP) resulted in the definition of the proportional shares of each company in the shared reservoir, as follows:

•	Petrobras: 97.250%
•	Shell: 0.430%
•	Brava: 0.198%
•	ONGC: 0.232%
•	Brazilian Union (represented by PPSA): 1.890%

This new configuration requires the negotiation of the AEGV to reconcile revenues derived from oil and natural gas production, incurred investment expenses, operating expenses, royalties, and special participation payments in proportion to the parties’ shares in the shared reservoir, in accordance with CNPE Resolution No. 8/2016 and ANP Resolution No. 867/2022. The period considered spans from the signing of the BC-60 Concession Agreement (Jubarte) on August 6, 1998, to July 31, 2025, the day prior to the effective date of the Jubarte Pre-Salt AIP.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer